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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _______________)*


                          BigStar Entertainment, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  089896104000
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                                 (CUSIP Number)

                                 Richard Barnes
                            Chief Financial Officer
                              6740 Shady Oak Road
                             Eden Prairie, MN 55344
                                 (612)947-5200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 13, 1999
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------------                          ---------------------------
CUSIP NO. 089896104000            SCHEDULE 13D        PAGE  2  of  6  PAGES
          ------------
---------------------------                          ---------------------------

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  1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ValueVision International, Inc.         FEIN No. 41-1673770
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) |_|
                                                                         (B) |_|

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  3      SEC USE ONLY

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  4      SOURCE OF FUNDS*

         WC
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  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

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  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
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                      NUMBER OF               7   SOLE VOTING POWER

                       SHARES                     1,428,571
                                             -----------------------------------
                    BENEFICIALLY              8   SHARED VOTING POWER

                      OWNED BY                    0
                                             -----------------------------------
                       EACH
                                              9   SOLE DISPOSITIVE POWER
                     REPORTING
                                                  1,428,571
                      PERSON                 -----------------------------------

                       WITH                  10   SHARED DISPOSITIVE POWER

                                                  0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,428,571
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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.3%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock") of BigStar Entertainment, Inc. ("BigStar Entertainment" or "Issuer") with its principal executive offices at 19 Fulton Street, New York, New York 10038.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement is filed by ValueVision International, Inc., a Minnesota corporation ("ValueVision").

(b) ValueVision's principal business address and principal office address is 6740 Shady Oak Road, Minneapolis, MN 55344.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of ValueVision International, Inc. is set forth below. Unless otherwise specified, the business address of each person listed below is 6740 Shady Oak Road, Minneapolis, MN 55344.


NAME AND BUSINESS ADDRESS                  POSITION WITH VALUEVISION                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
                                                                                        EXECUTIVE OFFICER OF VALUEVISION


Gene McCaffery                             Director, Chairman, Chief Executive
                                           Officer and President

Marshall Geller                            Director                                     Merchant Banker
Geller & Friend Capital Partners, Inc.
433 North Camden Drive
Suite 500
Beverly Hills, CA 90210

Robert Korkowski                           Director                                     Private Investor
15802 Nursery Drive
Minnetonka, MN 55345

Paul Tosetti                               Director                                     Lawyer, Latham & Watkins
Latham & Watkins
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007


Stuart Goldfarb                            Director, Vice Chairman

John Flannery                              Director                                     Managing Director of GE Capital Corporation
GE Equity
120 Long Ridge Road
Stamford, CT 06927

Mark Begor                                 Director                                     Executive Vice President and Chief Financial
National Broadcasting Company, Inc.                                                     Officer of NBC
("NBC")
30 Rockefeller Plaza
Room 5224
New York, NY 10112

Cary Deacon                                Executive Vice President of New Business
                                           Development and President of ValueVision
                                           Interactive, Inc.

Edwin Pohlman                              Executive Vice President and Chief
                                           Operating Officer

Steve Jackel                               Executive Vice President Merchandising and
                                           President of ValueVision Television
                                           Division

Richard Barnes                             Senior Vice President, Chief Financial
                                           Officer and Secretary

                                                                          3 of 6

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 (c) ValueVision operates home-shopping networks on television and the internet.

(d) During the past five years, neither ValueVision nor, to the best of its knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither ValueVision nor, to the best of its knowledge, any of its executive officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of ValueVision, each of its executive officers and directors is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ValueVision purchased 1,428,571 shares of the Common Stock for $10,000,000. The source of such consideration was cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION

ValueVision has invested $10,000,000 in BigStar Entertainment in exchange for 1,428,571 shares (the "Shares") of the Common Stock. The Shares are not registered under the Securities Exchange Act of 1933, as amended. In connection with this investment, BigStar Entertainment and ValueVision will produce a weekly television show featuring news and gossip about movies, celebrities and merchandise. BigStar will be the exclusive filmed entertainment retailer on the ValueVision network, which will be renamed SnapTV, and on ValueVision's electronic commerce Web site.

In connection with ValueVision's purchase of the Shares, Issuer has agreed to provide to ValueVision preemptive rights to purchase additional securities and maintain its ownership percentage if BigStar Entertainment should offer equity securities for sale.

Additionally, in connection with the purchase by ValueVision of the Shares, BigStar Entertainment has granted ValueVision the right to appoint an additional member to BigStar Entertainment's Board of Directors upon the earlier to occur of (i) the execution of an equity investment agreement, and (ii) the date upon which BigStar Entertainment elects an eighth member to its Board of Directors; provided, however, that if ValueVision's equity investment in BigStar Entertainment shall not equal and remain at least 7.5% of the issued and outstanding Common Stock, and the reason therefor is either (x) the sale, transfer or other disposition by ValueVision of Shares, or (y) any issuance by BigStar Entertainment of its Common Stock or securities convertible for Common Stock that is subsequent to its next two issuances of at least one million shares of Common Stock or securities convertible for Common Stock, then ValueVision shall no longer have such right to appoint an additional member of BigStar Entertainment's Board of Directors.

Except as described above in this Item 4, ValueVision does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, ValueVision may determine to change its intent with respect to the Issuer at any time in the future. ValueVision intends to vote the Shares as it deems appropriate from time to time. ValueVision may acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Based on information provided to ValueVision by the Issuer there were 8,542,311 shares of Common Stock outstanding on December 13, 1999, prior to issuance of the Shares. As of the date of this Schedule 13D, ValueVision may be deemed to beneficially own an aggregate of 1,428,571 shares of the Common Stock, which represents approximately 14.3% of the Issuer's outstanding Common Stock.

(b) ValueVision is the entity having sole power to vote, direct the vote, dispose or direct the disposition of the Shares.

(c) There have not been any transactions in the Common Stock effected by or for the account of ValueVision or to its knowledge by any of its executive officers or directors during the past 60 days.

(d) ValueVision does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, other than the preemptive rights and board appointment power contemplated by the agreement pursuant to which ValueVision purchased the Shares from Issuer, as further discussed in Item 4 of this Schedule.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None






















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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1999                    /s/ Richard Barnes
-------------------------            -------------------------------------------
        Date                                        Signature

                                     Richard Barnes
                                     Chief Financial Officer of ValueVision
                                       International, Inc.
                                     -------------------------------------------
                                                    Name/Title










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